THE OFFERING

Maximum 362,549 Series C Common Units $1,069,997.80*
Minimum 39,216 Series C Common Units $100,000.80*

Company	American Ultimate Disc League, LLC
Corporate Address	50 University Ave, Suite 144, Los Gatos, CA 95030
Description of Business	The American Ultimate Disc League (AUDL) is the largest professional ultimate league in the world. Ultimate is a fast, flowing and highly athletic sport that is played by advancing a flying disc down a football field to score by passing into the end zone. With 22 teams operating in major markets in the US and Canada, the AUDL has become a major platform for generating exciting and highly valuable sports content and has wide media distribution across broadcast, online and on social media.
Type of Security Offered	Series C Common Units
Price of Security Offered	$3.00 per Series C Common Unit
Minimum Purchase of Security	50 Series C Common Units at $3.00 per unit*
Pre-Money Valuation	$17,165,016

*Subject to adjustment in regard to Early Bird Bonus (Below)

The 15% Early Bird Bonus

American Ultimate Disc League, LLC is offering a 15% discount to all WeFunder investors for investments that are made until the Company has reached the minimum amount raised of $100,000.80.

This mean that investors who subscribe for Series C Units up to and including the Company reaching $100,000.80 in subscriptions will be investing at a price per unit of $2.55 which equates to a pre-money valuation of $14,590,263.60